Exhibit 4.2

Liability Limitation Agreement

NKSJ Holdings, Inc (“NKSJ Holdings”) and its Outside Corporate Auditor (the “ Outside Corporate Auditor ”) (see *Note below) agree as follows in accord with Paragraph 1 of Article 427 of the Companies Act and NKSJ Holdings’ articles of incorporation.

Section 1. Limitation of Liability

If the Outside Corporate Auditor acts in good faith and is not grossly negligent in performing his/her duties, the Company and the Outside Corporate Auditor agree that the Outside Corporate Auditor’s liability under Paragraph 1 of Article 423 of the Companies Act (the “Liability”) is limited to the minimum liability amount specified in Paragraph 1 of Article 425 of the Companies Act.

Section 2. Procedure for Limitation of Liability

If any Liability arises from the Outside Corporate Auditor’s performance his/her duties, the Company shall determine whether to limit the Liability under the preceding Section 1 and promptly notify the Outside Corporate Auditor of the decision.

Section 3. Limitation of Benefits

If the Company decides to limit the Liability, it will not thereafter give to the Outside Corporate Auditor any property benefits provided in Paragraph 4 of Article 425 of the Companies Act without obtaining the approval of the Company’s shareholders at a shareholders’ meeting.

Section 4. Termination of Agreement

This agreement terminates if:

(1)	the Outside Corporate Auditor retires from office due to non-reappointment;

(2)	the Outside Corporate Auditor takes a position as executive director, officer, or manager or other employee of the Company or its subsidiaries; or

(3)	the Company and the Outside Corporate Auditor enter into a separate liability limitation agreement with each other.

Section 5. Consultation

Matters not provided for in this Agreement shall be determined through consultation between the Company and the Outside Corporate Auditor.

The parties are signing and sealing this Agreement in duplicate originals, one of which is retained by each of the parties.

April 1, 2010

NKSJ Holdings, Inc.

26-1 Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo

By: /s/ Masatoshi Sato

Name: Masatoshi Sato

Title: Representative Director, President and Chief Executive Officer

*Note: The Company has entered into Liability Limitation Agreements with the Outside Corporate Auditors listed below.

By: /s/ Koichi Masuda, Makiko Yasuda, Motoyoshi Nishikawa

Name: Koichi Masuda, Makiko Yasuda, Motoyoshi Nishikawa